Corsair Advisors LLC

Statement of Financial Condition
December 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69103

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corsair Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Madison Avenue, 27 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, P.C.
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/03	100
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Amy Knapp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Corsair Advisors LLC as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer

Title

Notary Public

DANIEL PAUL BRANDMAN
Notary Public - State of New York
No. 02BR6443327
Qualified in Kings County
My Comm. Expires Oct. 31, 2026

CORSAIR ADVISORS LLC

TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s)presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3- 3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3- 3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a- 7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Those Charged with Governance of
Corsair Advisors LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corsair Advisors LLC (the "Company") as of December 31, 2024, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 21, 2025
Whippany, New Jersey

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2024

ASSETS

Cash	$	164,551
Prepaid expenses		8,740
TOTAL ASSETS	$	173,291

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	61,909
Due to related parties		58,056
TOTAL LIABILITIES		119,965

COMMITMENTS AND CONTINGENCIES (Note 4)

MEMBER'S EQUITY		53,326
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	173,291

The accompanying notes are an integral part of this Statement of Financial Condition.

CORSAIR ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2024

1. **ORGANIZATION**

   Corsair Advisors LLC ("Advisors") is a Delaware limited liability company. Advisors provides advisory services and arranges private placement offerings. Advisors is a broker-dealer registered under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

   Corsair Capital, L.P. ("Corsair Capital"), a Delaware limited partnership, is the sole member of Advisors.

   The liability of the member is limited to the capital held by Advisors.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting

   The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates

   The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

   Income Taxes

   Advisors is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, Advisors has not provided for federal, state and local income taxes.

   At December 31, 2024, management has determined that Advisors had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing evaluation as facts and circumstances may require.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Allowance for Credit Losses

Accounting Standards Codification ("ASC") ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, Advisors could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on Advisors' expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. Advisors considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect Advisors' expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Advisors has not provided an allowance for credit losses at December 31, 2024.

Segment Reporting

Advisors follows ASC 280, *Segment Reporting* (including adoption of Accounting Standards Update 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

Advisors conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way Advisors operates its business and presents its financial results. The CODM is the chief executive officer. The net income is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Advisors' operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of Advisors as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

CORSAIR ADVISORS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2024

3. **RELATED PARTY TRANSACTIONS**

Advisors has entered into a services, space sharing and expense agreement with Corsair Investments LLC, a limited liability company organized under the laws of Delaware, and its affiliates (collectively, "Corsair"), under which Corsair acts as a paying agent. The scope of the support services may be amended at any time by agreement of the parties. The services provided under this agreement include personnel, support services, office space, technology and communications ("Covered Expenses"). The Covered Expenses are allocated based on estimates of time and/or usage. If Advisors is not engaged in any substantive deal activity, the Covered Expenses will be allocated based on the historical average of Covered Expenses for similar periods of inactivity. At December 31, 2024, due to Corsair Investments LLC of $7,130 is included in due to related parties on the statement of financial condition. It represents the Covered Expenses that have not yet been reimbursed by Advisors.

In the normal course of business, Corsair Capital pays Advisors' third-party expenses on behalf of Advisors and is reimbursed by Advisors for such expenses. At December 31, 2024, due to Corsair Capital of $50,926 is included in due to related parties on the statement of financial condition. It represents Advisors' expenses paid by Corsair Capital that have not yet been reimbursed by Advisors.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, Advisors enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. Advisors' maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against Advisors that have not occurred. However, based on its experience, Advisors expects the risk of loss to be remote.

5. **REGULATORY REQUIREMENTS**

Advisors is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the maintenance of minimum regulatory net capital and the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, Advisors had regulatory net capital of approximately $44,600, which exceeded the required net capital by approximately $36,600.

Advisors does not handle customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. CONCENTRATIONS

Advisors maintains cash balances at financial institutions. These balances are federally insured for up to $250,000 per depositor, per bank.

7. SUBSEQUENT EVENTS

Management of Advisors has evaluated events or transactions that may have occurred since December 31, 2024 and determined there are no material events requiring recognition or disclosure in Advisors' financial statements with the exception of the following. In February 2025, Corsair Capital contributed capital of $150,000.